88

17009440

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jumpstart Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3455 Peachtree Street NE, 5th Floor
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Self 404-410-7962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Ste. 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

OATH OR AFFIRMATION

I, Jonathan Self, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jumpstart Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JAMES STEWART
MY COMMISSION EXPIRES
FEB 6 2017
DEKALB CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JUMPSTART SECURITIES, LLC
(formerly known as FundAmerica Securities, LLC)
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUMPSTART SECURITIES, LLC
(formerly known as FundAmerica Securities, LLC)
(A LIMITED LIABILITY COMPANY)

Table of Contents

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Jumpstart Securities, LLC

We have audited the accompanying financial statements of Jumpstart Securities, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Jumpstart Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jumpstart Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Jumpstart Securities, LLC's financial statements. The supplemental information is the responsibility of Jumpstart Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2017

JUMPSTART SECURITIES, LLC

(formerly known as FundAmerica Securities, LLC)

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	624,132
Reserve account for the exclusive benefit of customers		7,695,430
Accounts receivable		137,939
Prepaid expenses		24,539
Total current assets		8,482,040
COMPUTER EQUIPMENT		2,428
Less: Accumulated depreciation		(1,733)
Computer equipment, net		695
OTHER ASSET - Deposit		75
TOTAL ASSETS	$	8,482,810

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	75,591
Related party payable	$	16,687
Commissions payable	$	9,151
Unearned Revenue	$	15,739
Customer credits	$	7,694,466
TOTAL LIABILITIES		7,811,634
MEMBERS' EQUITY		671,176
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	8,482,810

The accompanying notes are an integral part of these financial statements.

JUMPSTART SECURITIES, LLC

(formerly known as FundAmerica Securities, LLC)

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Escrow administration	$	485,248
Investment banking	$	1,173,875
Other income	$	6,580
Total revenue	$	1,665,703
OPERATING EXPENSES		
Escrow fees		38,445
Technology fees		131,402
Finders fee		135,000
Professional fees - consultants		376,998
Regulatory fees		24,229
Rent		47,364
Compensation and benefits		412,970
Dues and subscriptions		1,179
Office		1,007
Travel		5,572
Depreciation		486
Uncollectible debt		60,603
Other operating expenses		41,998
Total expenses		1,277,253
NET INCOME	$	388,450

The accompanying notes are an integral part of these financial statements.

JUMPSTART SECURITIES, LLC

(formerly known as FundAmerica Securities, LLC)

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY, JANUARY 1	$	697,765
Net income		388,450
Members' contributions		25,246
Members' distributions		(440,285)
MEMBERS' EQUITY, DECEMBER 31	$	671,176

The accompanying notes are an integral part of these financial statements.

JUMPSTART SECURITIES, LLC

(formerly known as FundAmerica Securities, LLC)

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES		
Net income	$	388,450
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		485
Increase in reserve account		(7,582,559)
Increase in accounts receivable		(61,171)
Increase in prepaid expenses		(4,632)
Decrease in deposits		77
Increase in accounts payable		46,927
Decrease in related party payables		(90,967)
Increase in commission payable		9,151
Increase in unearned revenue		15,739
Increase in customer credits		7,581,924
Net cash provided by operating activities		303,424
FINANCING ACTIVITIES		
Members' contributions		25,246
Members' distributions		(440,285)
Net cash used by financing activities		(415,039)
NET DECREASE IN CASH		(111,615)
CASH AT BEGINNING OF YEAR		735,747
CASH AT END OF YEAR	$	624,132
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Jumpstart Securities, LLC (formerly known as FundAmerica Securities, LLC) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), Municipal Securities Rulemaking Board, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on October 7, 2011. The Company is a Delaware limited liability company ("LLC"). On February 5, 2013, Arctic Island, LLC acquired Vara Securities, LLC and renamed the company Arctic Island Financial, LLC. The Company then changed its name from Arctic Island Financial, LLC to FundAmerica Securities, LLC effective January 9, 2014. The Company then changed its name from FundAmerica Securities, LLC to Jumpstart Securities, LLC effective July 25, 2016.

The Company operates as a limited purpose broker-dealer and has the ability to participate in investment banking transactions and referrals in privately placed transactions for corporations and other companies with tax flow-through treatment. It may also participate in municipal securities transactions.

Since the Company is an LLC, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight line basis over the estimated useful life of the asset. The useful life for computer equipment is 5 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Revenue is recognized in the month in which the revenue triggering event takes place. This is true for all revenue streams, with the exception of Brokerage Fees earned from contingent offerings. When an offering has a contingency, the Company does not earn its fee until the contingency is met. Once the contingency is met, the brokerage fee on each transaction leading up to the contingency is earned at that point.

Customer Credits and Customer Reserve Accounts

The Company collects funds from investors for specific offerings, which are deposited directly into reserve bank accounts for the exclusive benefit of the customers of the Company. These funds are received in three different methods: ACH, wire, and check. As funds are deposited into these reserve accounts, the firm records liabilities for customer credits. As these funds freely clear the bank's system, the funds are then promptly transferred into the escrow account for that specific offering which are recorded under Segregated Customer Monies.

As funds are distributed from the escrow accounts, to be dispersed via ACH and wire, they are transferred back into the reserve accounts. Once those funds promptly leave the reserve account, the customer credits are thus removed.

Uncollectible Debt

In 2016, the Company wrote off accumulated receivables of $60,603 as uncollectible. These receivables were from 2015 and 2016. The receivables were determined uncollectible after both attempting to collect via ACH with multiple fails and assessment errors. The Company does not normally carry an allowance for uncollectible accounts.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the alternative standard, which requires the maintenance of minimum net capital of the greater of $250,000 or 2 percent of aggregate debit items based on the reserve formula. At December 31, 2016, the Company had net capital of $507,928 which was $257,928 in excess of its required net capital of $250,000.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2016, the Company experienced no material net losses as result of the indemnity.

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments or contingencies exist as of December 31, 2016.

5. RELATED PARTY TRANSACTIONS

As of December 31, 2016, the Company had a payable of $16,687 due to FundAmerica, LLC, the Company's associated company with certain common ownership. The transactions included in this payable are monthly technology and open escrow account fees. During the year ended December 31, 2016, the company incurred expenses of $559,709 payable to related parties for the services mentioned above as well as rent, professional services, and an allocation of wages for services provided.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that its financial statements were issued and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

JUMPSTART SECURITIES, LLC
(formerly known as FundAmerica Securities, LLC)
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

SCHEDULE I

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 671,176
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts Receivable	(137,939)
Prepaid expenses	(24,539)
Computer equipment	(695)
Deposit	(75)
NET CAPITAL	$ 507,928
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-
Minimum dollar net capital required of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000
Net capital requirement	250,000
Excess net capital	257,928
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	207,928

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2016.

See Independent Registered Public Accounting Firm Report.

JUMPSTART SECURITIES, LLC
(formerly known as FundAmerica Securities, LLC)
(A LIMITED LIABILITY COMPANY)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

See Independent Registered Public Accounting Firm Report.

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Jumpstart Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Jumpstart Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Jumpstart Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the 'exemption provisions") and (2) Jumpstart Securities, LLC stated that Jumpstart Securities, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Jumpstart Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jumpstart Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2017

Jumpstart
SECURITIES

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 23, 2017

Michael Coglianese CPA, P.C.
125 E Lake Street, Ste. 303
Bloomingdale, IL 60108

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Jumpstart Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Jonathan Self

Title: CFO

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Members
Jumpstart Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, solely to assist you and the other specified parties in evaluating Jumpstart Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Jumpstart Securities, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (Focus Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

JumpStart Securities, LLC
3455 Peachtree Rd NE
5th Floor
Atlanta, GA 30326
SEC# 8-68773

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Self (404) 410-7932

2. A. General Assessment (item 2e from page 2)		$2,934
B. Less payment made with SIPC-6 filed (exclude interest) 8/10/16 Date Paid		(1,226)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,708
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$1,708
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$1,708	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JumpStart Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO/FINOP
(Title)

Dated the 24 day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 16
and ending December 31, 20 16
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,665,703
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Escrow Administration and Reimbursed Expenses	492,249
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	492,249
2d. SIPC Net Operating Revenues	$ 1,173,454
2e. General Assessment @ .0025	$ 2,934

(to page 1, line 2.A.)